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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

WPT ENTERPRISES, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
98211W 10 8
(CUSIP Number)
Lyle Berman
c/o Lakes Entertainment, Inc.
130 Cheshire Lane
Minnetonka, Minnesota 55305
(952) 449-7000

With a copy to:
Neil I. Sell, Esq.
Maslon Edelman Borman & Brand, LLP
3300 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402-4140
Phone: (612) 672-8200
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 1, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92811W 10 8	Page	2	of	4

1	NAMES OF REPORTING PERSONS Lyle Berman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		2,354,641

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,354,641

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,354,641

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	11.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

ITEM 1. SECURITY AND ISSUER
This Schedule 13D relates to the common stock, $.001 par value, of WPT Enterprises, Inc., a Delaware corporation (the “Company” the “Issuer” or “WPTE”). The address of the Company’s principal executive office is 5700 Wilshire Blvd., Suite 350, Los Angeles, CA 90036.
ITEM 2. IDENTITY AND BACKGROUND
(a)-(c) Lyle Berman, the person filing this Schedule 13D (the “Reporting Person”), is Chairman and Chief Executive Officer of Lakes Entertainment, Inc. (“Lakes”), which is the majority shareholder of WPTE. The Reporting Person is also the Chairman of WPTE. His business address is 130 Cheshire Lane, Minnetonka, MN 55305.
(d)-(e) During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States of America.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
The Reporting Person has the right to receive the shares in a distribution from Lakes as discussed below.
On October 7, 2008, Lakes announced that on October 1, 2008, its Board of Directors declared a stock dividend (the “Distribution”), pursuant to which of all of the shares of WPTE held by Lakes’ wholly-owned subsidiary, Lakes Poker Tour, LLC will be distributed to the shareholders of Lakes. The record date for the Distribution will be 5:00 PM Central Time on October 24, 2008. The record date establishes the shareholders of record entitled to receive shares in the Distribution and will be used to determine the ratio of WPTE shares to be distributed per Lakes share. The date of the Distribution will be November 21, 2008. Lakes currently owns 12,480,000 shares, or approximately 61 percent, of WPTE’S outstanding common stock. Based on the approximately 26.0 million shares of Lakes common stock outstanding as of October 7, 2008, the distribution ratio will be approximately 0.4795348696 WPTE shares for every share of Lakes held by a shareholder on October 24, 2008.
The Reporting Person currently beneficially owns 4,897,472 shares of Lakes common stock (excluding 400,000 shares beneficially owned under stock options), consisting of 4,151,666 shares held by the Lyle A. Berman Revocable Trust, 422,806 shares held by Berman Consulting Corp. and 323,000 shares held by Berman Consulting Corp.’s profit sharing plan. Assuming no change in the Reporting Person’s beneficial ownership of Lakes common stock prior to the record date, the entities described above will receive the following numbers of shares of WPTE common stock in the Distribution: 1,990,868 shares to be held by the Lyle A. Berman Revocable Trust, 202,750 shares to be held by Berman Consulting Corp. and 154,889 shares to be held by Berman Consulting Corp.’s profit sharing plan.
ITEM 4. PURPOSE OF TRANSACTION
The shares of WPTE Common Stock currently owned by the Reporting Person and to be received in the Distribution are held by the Reporting Person solely for investment purposes. The reporting person is the Chairman of the Board of WPTE. Although the Reporting Person has not formulated any other definitive plan, he may from time to time acquire, or dispose of, common stock and/or other securities of WPTE if and when he deems it appropriate. The Reporting Person may formulate other purposes, plans or proposals relating to any of such securities of WPTE to the extent deemed advisable in light of market conditions, investment policies and other factors.
Except as reported in Item 3, the Reporting Person has no current plans or proposals with respect to WPTE which would relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN THE SECURITIES OF THE ISSUER
(a), (b) The Reporting Person beneficially owns and has sole voting power and sole power to dispose with respect to 2,354,461 shares of Common Stock of WPTE, including:
(i)	Approximately 2,348,507 shares that will be distributed in the Distribution on November 21, 2008, to the Reporting Person as a shareholder of Lakes Entertainment, Inc., including 1,990,868 shares to be held by the Lyle A. Berman Revocable Trust, 202,750 shares to be held by Berman Consulting Corp. and 154,889 shares to be held by Berman Consulting Corp.’s profit sharing plan; and

(ii)	options to purchase 6,134 shares of WPTE common stock held by the Reporting Person that may be exercised within 60 days.
The Reporting Person beneficially owns 11.5% of WPTE’s Common Stock. Based upon the most recently filed Form 10-Q, WPTE has 20,491,993 shares outstanding as of August 7, 2008.
(c) The following transactions have taken place in the past 60 days: The Distribution described in Item 3 was declared by the Lakes Board of Directors on October 1, 2008.
(d), (e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER
The Reporting Person has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to the securities of the Company, including, but not limited to, transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None
SIGNATURE
After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: October 22, 2008
   /s/ Lyle Berman
Lyle Berman